www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2024/09/18: UMC will attend investor conferences on 2024/09/23~2024/09/24

99.2 Announcement on 2024/09/18: To announce related materials on acquisition of machinery and equipment

99.3 Announcement on 2024/10/06: Description of the official website of UMC experienced a denial-of-service (DDoS) attack

99.4 Announcement on 2024/10/07: September Revenue

99.5 Announcement on 2024/10/08: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2024/09/23~2024/09/24

1. Date of institutional investor conference: 2024/09/23~2024/09/24

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: W Hotel Taipei

4. Outline of institutional investor conference:

The Company will attend the “Taiwan Summit 2024”, held by UBS.

5. Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2023/10/30~2024/09/18

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,040,452,168;

total transaction price: NT$1,040,452,168

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Applied Materials South East Asia Pte. Ltd.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production and R&D

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.3

Description of the official website of UMC experienced a denial-of-service (DDoS) attack

1. Date of occurrence of the event: 2024/10/04

2. Cause of occurrence: The official website of UMC experienced a denial-of-service (DDoS) attack.

3. Handling procedure: The Company took immediate defense measures and the website resumed operation on the same day.

4. Anticipated possible loss or impact: There has been no leak of personal data or internal documents. The event had no material impact on the Company’s operations.

5. Amount of insurance claims that might be obtained: NA

6. Improvement status and future countermeasures:

UMC continues to strengthen its information security infrastructure. The Company will bolster its defenses and monitor its networks and systems closely to ensure information is secure.

7. Any other matters that need to be specified: None

Exhibit 99.4

United Microelectronics Corporation

October 7, 2024

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of September 2024.

1)
Sales volume (NT$ Thousand)

Period	Items	2024	2023	Changes	%
September	Net sales	18,942,714	19,052,938	(110,224)	(0.58)%
Year-to-Date	Net sales	171,916,474	167,574,722	4,341,752	2.59%

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	8,874,000	8,852,308	160,100,720

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021, April 27, 2022, October 26, 2022, December 14, 2022, April 26, 2023, July 26, 2023, December 13, 2023, February 27, 2024 and July 31, 2024, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to CNY¥ 1,972 million.

4)
Financial derivatives transactions:

a Not under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	632,000	0
Fair Value	0	0	8,696	0
Net profit (loss) from Fair Value	0	0	8,696	0
Written-off Trading
Contracts	0	0	2,566,998	0
Realized profit (loss)	0	0	8,530	0

Exhibit 99.5

United Microelectronics Corporation

For the month of September, 2024

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of August 31, 2024	Number of shares as of September 30, 2024	Changes
Chairman President President Executive Vice President Senior Vice President Senior Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President	Stan Hung SC Chien Jason Wang Ming Hsu Oliver Chang Chitung Liu TS Wu C C Hsu M C Lai S F Tzou Osbert Cheng G C Hung Steven Hsu Jerry CJ Hu Y S Shen Steven S Liu Francia Hsu Mindy Lin Eric Chen	55,901,452 15,894,648 25,315,000 5,333,000 2,816,589 3,000,217 2,554,809 4,230,068 1,134,863 1,129,108 1,443,000 2,118,791 1,050,000 2,466,000 968,000 2,180,000 234,000 2,290,925 1,118,000	59,301,452 19,294,648 28,715,000 7,543,000 4,475,589 4,700,217 3,166,809 5,352,068 2,256,863 1,489,108 2,055,000 3,240,791 1,062,000 3,500,000 1,520,000 2,200,000 506,000 2,783,925 1,640,000	3,400,000 3,400,000 3,400,000 2,210,000 1,659,000 1,700,000 612,000 1,122,000 1,122,000 360,000 612,000 1,122,000 12,000 1,034,000 552,000 20,000 272,000 493,000 522,000
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of August 31, 2024	Number of shares as of September 30, 2024	Changes
Vice President	M C Lai	1,108,000	1,122,000	14,000